March 5, 2024	Peter J. Shea Peter.Shea@klgates.com T +1 212 536 3988 F +1 212 536 3901

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	Tidal Commodities Trust I (File No. 333-276254) Hashdex Bitcoin ETF Amendment No. 5 to Registration Statement on Form S-1 & Comment Response

Dear Ladies and Gentlemen:

On behalf of our client, Tidal Commodities Trust I, a Delaware statutory trust (the “Registrant”), which will operate, as a separate series of the Registrant, the Hashdex Bitcoin ETF (the “Fund”), we are filing together with this correspondence Pre-Effective Amendment No. 5 (“Amendment”) to the Registrant’s registration statement on Form S-1 (“Registration Statement”) (File No. 333-276254). The Amendment and this correspondence provide the Registrant’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) presented in the Staff’s comment letter dated February 27, 2024 (“Comment Letter”), addressing Pre-Effective Amendment No. 4 to the Registration Statement that was filed by the Registrant on February 20, 2024.

Each of the Staff’s comments from the Comment Letter is repeated below in italics and followed by the Registrant’s response. Capitalized terms used, but not defined, herein are used with the same meaning given to them in the Amendment. Any disclosure changes made in response to the Staff’s comments, as set forth below, in one place are also made in other applicable places of the prospectus contained in the Amendment.

Amendment No. 4 to Registration Statement on Form S-1

Prospectus Summary

The Fund’s Current Net Assets and Year to Date Performance, page 1

1.	Refer to your response to comment 1. Please revise to disclose the number of Shares outstanding as of the most recent practicable date.

RESPONSE:

The prospectus contained in the Amendment (“Prospectus”) has been revised to include updated disclosure.

The Offering

Fund Expenses, page 10

2.	Refer to your response to comments 2 and 3. It appears that the Trust indemnifies the Bitcoin Custodian pursuant to the Bitgo Custodial Services Agreement. Please revise your disclosure on page 10 to clarify whether indemnification expenses owed pursuant to the Bitgo Custodial Service Agreement are allocated by the Sponsor, using its pro rata methodology, to each of the Trust's series in existence at the occurrence of any such expense.

RESPONSE:

The suggested clarifications have been added where appropriate in the Prospectus.

3.	You disclose that the Fund is the successor and surviving entity from the merger (the “Merger”) into the Fund of Hashdex Bitcoin Futures ETF (the “Predecessor Fund”) that is a series of the Teucrium Commodity Trust (the “Predecessor Trust”) sponsored by Teucrium Trading, LLC (“Prior Sponsor”) that closed on January 3, 2024. Please enhance your disclosures, consistent with your merger disclosures, that because Acquired Fund shareholders will own one share of the Acquiring Fund interest for each share of the Acquired Fund they owned prior to the Merger, the Acquiring Fund unaudited pro forma equivalent data will be the same as the corresponding unaudited pro forma combined data and therefore has not been presented.

RESPONSE:

The Prospectus has been revised to include updated disclosure.

Financial Statements, page F-1

4.	Please include updated audited financial statements for both Tidal Commodities Trust I and Hashdex Bitcoin Futures ETF, a series of the Teucrium Commodity Trust (“Predecessor”) as of and for the period ended December 31, 2023. Refer to Rule 8-08 of Regulation S-X.

RESPONSE:

The Prospectus has been revised to include updated disclosure.

*          *          *          *

The Registrant and the Sponsor acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please be advised that we are also providing to the Staff the materials listed below in supplement to this correspondence:

●	A comment letter dated February 28, 2024, from the National Futures Association (“NFA”) regarding the Registration Statement (the “NFA Comment Letter”); and

●	A response letter dated March 5, 2024 from my partner, Cheryl Isaac, on behalf of the Registrant and the Sponsor responding to the NFA Comment Letter.

Please be advised that in addition to the changes to the Prospectus prompted by the Staff’s comments, other changes have been made to the Prospectus in response to the NFA Comment Letter.

If you have any questions regarding the matters discussed above, please do not hesitate to contact me at (212) 536-3988, or in my absence, Brian Doyle-Wenger at (615) 780-6718.

Sincerely, /s/ Peter J. Shea Peter J. Shea

cc:	Ms. Sandra Hunter Berkheimer, Division of Corporation Finance

Mr. Justin Dobbie, Division of Corporation Finance

Ms. Sonia Bednarowski, Division of Corporation Finance

Ms. Michelle Miller, Division of Corporation Finance

Ms. Kate Tillan, Division of Corporation Finance

Mr. Guillermo Trias, Tidal Financial Group

Mr. Daniel Carlson, Tidal Financial Group

Mr. Michael Pellegrino, Tidal Financial Group

Mr. Brian Doyle-Wenger, K&L Gates LLP

Exhibit A

February 28, 2024

Sent via Electronic Mail

Mr. Michael Venuto

Tidal Financial Group

234 West Florida Street

Suite 203

Milwaukee, WI 53204

mvenuto@tidalfg.com

Re:	Hashdex Bitcoin Futures ETF Pool ID #170550 Tidal Commodities Trust I Pool ID #184748

Dear Mr. Venuto:

NFA has reviewed the February 16, 2024 disclosure document (Document) that was received on February 21, 2024 and noted several items that do not comply with NFA Rules and CFTC Regulations. Before Tidal Investments, LLC uses the Document to solicit participants, you will need to make all of the corrections listed below and resubmit the Document to NFA.

1.	It is still unclear from reading the Document how the estimated interest income included in the break-even calculation is derived. NFA reviewed your response to our earlier Comment Letter noting that you indicated that interest income is based, at least in part, upon the notional value of the bitcoin futures contracts held rather than the cash on deposit in the pool's account at the clearing broker. Please provide NFA with information to support that this is in fact the case. It would also be helpful to provide NFA with the calculation used to arrive at the assumed interest income included in the analysis.

2.	NFA reviewed your response to NFA's previous Comment Letter in which you indicated that certain changes with respect to performance results would only be made to the final dated copy. Be advised that NFA is unable to accept the Document until all comments have been satisfactorily addressed. Tidal Investments, LLC should not file a final dated copy of the Document until an Acceptance Letter has been received.

3.	Upon completion, the Document and the Statement of Additional Information must be dated.

4.	Both of the Documents filed with NFA appear to be marked to identify changes made since the prior filing. Please be advised that subsequent filings must include both a clean and a marked copy of the Document.

320 South Canal, Suite 2400   |   Chicago, IL 60606   |   312-781-1300   |   www.nfa.futures.org

5.	Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

Please be advised that this Document may not be used to solicit participants until the above comments have been corrected, a revised Document has been filed, and the firm has received an acceptance notification from NFA. The use of this Document without NFA's acceptance will result in violations of NFA Rules and CFTC Regulations and could subject the firm to possible disciplinary action.

To facilitate NFA's review and acceptance process, the resubmission of this Document must include two attachments, one that is a clean copy and one that is "marked" to identify the deletions and additions that have been made to this Document. NFA will reject any future filings of this Document not in this format.

If I may be of assistance to you as you make the revisions, feel free to contact me at 312-781-1457.

Sincerely,

Jane Pfeiffer Compliance Department

320 South Canal, Suite 2400   |   Chicago, IL 60606   |   312-781-1300   |   www.nfa.futures.org

Exhibit B

March 5, 2024

Cheryl L. Isaac

cheryl.isaac@klgates.com

Jane Pfeiffer
Compliance Department
National Futures Association
320 South Canal, Suite 2400
Chicago, IL 60606

T +1 202 778 9089

F +1 202 778 9100

Re: Hashdex Bitcoin Futures ETF Pool ID #170550

Dear Ms. Pfeiffer:

This letter is in response to the comments received from the National Futures Association (NFA) on February 28, 2024 with respect to the Hashdex Bitcoin Futures ETF (NFA Pool ID #170550). K&L Gates LLP is outside counsel to Tidal Investments LLC (NFA ID #0526060), the commodity pool operator for the Hashdex Bitcoin Futures ETF, and we are sending these responses on Tidal’s behalf.

Below, we respond in line to each of the NFA’s comments:

1.	It is still unclear from reading the Document how the estimated interest income included in the break-even calculation is derived. NFA reviewed your response to our earlier Comment Letter noting that you indicated that interest income is based, at least in part, upon the notional value of the bitcoin futures contracts held rather than the cash on deposit in the pool's account at the clearing broker. Please provide NFA with information to support that this is in fact the case. It would also be helpful to provide NFA with the calculation used to arrive at the assumed interest income included in the analysis.

Tidal’s initial break-even calculation was unclear because it was based on a projected AUM of $50,000,000 rather than the ETF’s assets as of December 31, 2023, which were $2,500,000. Based on updated calculations using AUM of $2,500,00, the correct interest income for the break-even calculation is $0.06 and is reflected in the attached amendment to the Disclosure Document. The amount of interest included in break-even analysis was derived from the 5% of the Fund’s assets (assuming assets of approximately $2.5 million) that can be invested in bitcoin futures contracts and cash and cash equivalents. The amount of interest attributed to the bitcoin futures contracts is based on the notional value of the bitcoin futures contracts after subtracting the amount of margin, which is estimated at 25 percent, required to purchase the bitcoin futures contracts.

2.	NFA reviewed your response to NFA's previous Comment Letter in which you indicated that certain changes with respect to performance results would only be made to the final dated copy. Be advised that NFA is unable to accept the Document until all comments have been satisfactorily addressed. Tidal Investments, LLC should not file a final dated copy of the Document until an Acceptance Letter has been received.

K&L GATEs LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com

Tidal acknowledges and agrees that it will not file a final dated copy of the Disclosure Document until it receives an Acceptance Letter from the NFA.

3.	Upon completion, the Document and the Statement of Additional Information must be dated.

Tidal acknowledges this requirement and agrees that it will date the Disclosure Document and Statement of Additional Information once finalized.

4.	Both of the Documents filed with NFA appear to be marked to identify changes made since the prior filing. Please be advised that subsequent filings must include both a clean and a marked copy of the Document.

Tidal confirms that it will include both a clean and marked copy of the Disclosure Document with this and any future filings.

5.	Upon resubmitting the Document, NFA requests that a copy of any comments received from the SEC be included. These comments will assist NFA in its effort to make the review process as efficient as possible.

Along with this response letter, we have included Tidal’s latest correspondence with the SEC, reflecting comments received and Tidal’s responses thereto.

We believe our responses should address all of the NFA’s comments and concerns, but please do not hesitate to reach out with any additional comments or questions.

Sincerely,
/s/ Cheryl L. Isaac
Cheryl L. Isaac

Partner, K&L Gates LLP

K&L GATEs LLP

1601 K Street NW Washington DC 20006

T +1 202 778 9000 F +1 202 778 9100 klgates.com